Filed pursuant to Rule 497(a)
File No. 333-269139
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – Q4 2024





FEBRUARY 20, 2025

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company, as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

"Eagle Point" and "Eagle Point Credit" are registered trademarks of Eagle Point Credit Management LLC.
© 2025. Eagle Point Credit Management LLC. All Rights Reserved.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY(ECC)





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $1,495.1 million[1]
Distributions	▪ Monthly distribution of $0.14 per share of common stock beginning in January 2025 (distribution rate of 19.1%)[2] ▪ $21.91 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 94 professionals[3]
Assets Under Management ("AUM")	▪ Over $12 billion AUM across the Eagle Point platform on behalf of institutional, high net worth and retail investors[4]

1. Combined market capitalization of ECC, ECC AA/AB, ECCC, ECC PRD, ECCF, ECCX, ECCW, ECCV and ECCU based on securities outstanding as of December 31, 2024 and closing market prices as of January 31, 2025.
2. Based on ECC's closing market price of $8.78 per share as of January 31, 2025 and frequency and amount of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of December 31, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of January 31, 2025. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.
4. As of December 31, 2024. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.



CLO Equity is an Attractive Asset Class	▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 30 of the past 33 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $13.7 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

1. The S&P UBS Leveraged Loan Index, formerly known as Credit Suisse Leveraged Loan Index (CSLLI), tracks the investable universe of the U.S. dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA U.S. Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 17.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2024 (based on market values as of January 31, 2025).

INTRODUCTION TO ECC
Cumulative Common Stock Distributions



ECC currently pays a monthly regular distribution of $0.14 per share[1]

ECC Cumulative Distributions Per Share[2]

IPO Price: $20.00

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
2023	$19.99
2024	$21.91

Legend:
- Regular and Supplemental Distributions
- Special Distributions Declared During Year
- IPO Price

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of December 31, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – January 31, 2025:

- ECC generated a total return[1] of 123.64% versus 143.93% for the S&P BDC Index[2] (annualized net total return of 8.11% for ECC versus 9.02% for the S&P BDC Index)

- ECC traded at an average premium to book value of 10.9% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -5.2%



Value of $10,000 Invested



Price to Book Ratio[3]

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

EAGLE POINT CREDIT COMPANY

19.1%
Current Distribution Rate[1]

181
Number of Resets Refis Re-Pricings Calls[2]

$0.14
Monthly Distribution[1]

21
Average Years of CLO Experience of Senior Investment Team

95.9%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,895

Number of CLO Equity Securities[3]
201

46
Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $8.78 per share as of January 31, 2025 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through December 31, 2024.
3. As of December 31, 2024.

INTRODUCTION TO ECC
Securities Outstanding



Advisor and Senior Investment Team have approximately $13.7 million invested in ECC, ECCC and ECCX[1]

Common Stock		Preferred Stock and Unsecured Notes								
NYSE Ticker	ECC	**NYSE Ticker / Series Name**	ECCC	ECC AA/AB	ECC PRD	ECCF	ECCU	ECCV	ECCW	ECCX
Description	Common Stock	**Description**	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	ECC AA/AB Convertible Perpetual Preferred Stock	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Series F Term Preferred Stock Due 2029 ($25 Liquidation Preference)	Unsecured Notes Due 2030 ($25 Par Denomination)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[2]	$981.9mm	**Principal**	$54.3mm	$42.7mm	$105mm	$62.2mm	$115.0mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$8.78	**Price per Share[2]**	$22.99	$25.00	$19.75	$25.06	$24.96	$22.83	$24.02	$24.82
Distribution[3]	$0.14	**Coupon**	6.50%	7.00%	6.75%	8.00%	7.75%	5.37%	6.75%	6.6875%
Current Distribution Rate[3]	19.1%	**Yield to Maturity[2]**	8.1%	7.00%	8.6%	8.0%	7.79%	8.1%	6.8%	7.2%
Payment Frequency	Monthly	**Payment Frequency**	Monthly	Monthly	Monthly	Monthly	Quarterly	Quarterly	Quarterly	Quarterly
Maturity Date	N/A	**Maturity Date**	6/30/2031	Perpetual	Perpetual	1/31/2029	6/30/2030	1/31/2029	3/31/2031	4/30/2028
Callable Date	N/A	**Callable Date**	Callable	2-years from Issuance	11/29/2026	1/18/2026	6/30/2027	Callable	Callable	Callable
Market Value Held by Adviser and Senior Investment Team[1]	$13.5mm	**Market Value Held by Adviser and Senior Investment Team[1]**	$68.9K	N/A	N/A	N/A	N/A	N/A	N/A	$133.3K

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2024 (based on market values as of January 31, 2025).
2. Reflects securities outstanding as of December 31, 2024 and market prices as of January 31, 2025. Yield is shown to the stated maturity based on market prices as of January 31, 2025. If called prior to stated maturity, the yield could be adversely impacted. Series AA/AB Convertible Perpetual Preferred Stock are unlisted and price per share reflects a public offering price.
3. Based on ECC's closing market price of $8.78 per share as of January 31, 2025 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

INVESTMENT PROCESS
Senior Investment Team





THOMAS MAJEWSKI
Founder and Managing Partner

30 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Senior Principal and Portfolio Manager

19 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



DANIEL SPINNER, CAIA
Senior Principal and Portfolio Manager

29 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank

INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT
CREDIT COMPANY

CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW

The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]



U.S. Leveraged Loans Outstanding[1]

4% CAGR[3]

$1,150 (2018), $1,198 (2019), $1,204 (2020), $1,351 (2021), $1,416 (2022), $1,399 (2023), $1,419 (2024)

U.S. CLOs Outstanding[2]

CLOs Outstanding ($B) — CLO Count (#)

11% CAGR[3]

$586 (2018), $673 (2019), $731 (2020), $883 (2021), $968 (2022), $1,030 (2023), $1,088 (2024)



U.S. Leveraged Loans Fund Flows ($ Billions)[4]

($6.1) 2Q20, ($4.2) 3Q20, ($0.6) 4Q20, $14.1 1Q21, $13.6 2Q21, $8.0 3Q21, $10.8 4Q21, $19.6 1Q22, ($4.5) 2Q22, ($15.2) 3Q22, ($12.7) 4Q22, ($11.0) 1Q23, ($8.1) 2Q23, $0.9 3Q23, $0.5 4Q23, $4.2 1Q24, $7.9 2Q24, ($2.6) 3Q24, $11.5 4Q24

1. Source: Pitchbook LCD. As of December 31, 2024.
2. Source: Refinitive Leveraged Loan Monthly. As of December 31, 2024.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: JP Morgan as of December 31, 2024.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2024, the S&P UBS Leveraged Loan Index generated positive total returns in 30 of the 33 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[1]

Annualized Return: 5.6%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%
2024	9.1%

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

Source: S&P UBS. Data as of December 31, 2024.

1. The S&P UBS Leveraged Loan Index, formerly known as the Credit Suisse Leveraged Loan Index (CSLLI), launched January 31,1992 and tracks the investable universe of the U.S. dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA U.S. Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



EAGLE POINT CREDIT COMPANY

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]













Burger King, asurion, Virgin media, Hilton Hotels & Resorts, PETCO, McAfee

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity	**30-50%**

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Average Recovery Rates (1973–2023)[4]



80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range



Historical Leveraged Loan Spreads

Legend: ■ Spread — Long Term Average — Ten Year Average

Ten Year Average:
370 bps

Long Term Average:
315 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
2021	361
2022	369
2023	398
2024	376

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.
Source: S&P UBS, as of December 31, 2024. The average calculation is based on S&P UBS Leveraged Loan Index (CSLLI) year-end values from 1992 to 2024.
The S&P UBS Leveraged Loan Index (CSLLI), formerly known as Credit Suisse Leveraged Loan Index, tracks the investable universe of the U.S. denominated leveraged loan market. You cannot invest directly in an index.

CLO EQUITY OVERVIEW

Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: Annual Repayment Rate | Average

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
2024	27.9%

23.6% Cumulative Repayments (2008–2009)

Average: 31.0%

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

---

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT
CREDIT COMPANY

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.27	$0.29	$0.28	$0.30	$0.33
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.12)	(0.06)	(0.12)	0.01	0.00
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.15	$0.23	$0.16	$0.31	$0.33
Non-Recurring Losses and Expenses[2,3]	($0.03)	$0.00	$0.00	($0.02)	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.12	$0.23	$0.16	$0.29	$0.33
U.S. GAAP Temporary Equity Distributions Paid and Amortization [2,7]	($0.01)	($0.03)	$0.00	$0.00	$0.00
Total Portfolio Cash Distributions Received[2,4]	$0.75	$0.66	$0.80	$0.70	$0.82
Less Cash Received on CLOs called[2]	0.01	0.00	0.01	0.00	0.00
Recurring Portfolio Cash Distributions Received[2,5]	$0.74	$0.66	$0.79	$0.70	$0.82
Common Share Distributions Paid[5]	($0.48)	($0.48)	($0.48)	($0.48)	($0.48)
Total Company Expenses and Distributions on Temporary Equity[2,6]	(0.23)	(0.18)	(0.18)	(0.22)	(0.20)
Total Common Share Distributions, Expenses and Distributions on Temporary Equity	($0.71)	($0.66)	($0.66)	($0.70)	($0.68)
Common Share Market Price (period end)	$8.88	$9.86	$10.05	$10.11	$9.50
Net Asset Value (period end)	$8.38	$8.44	$8.75	$9.16	$9.21
$ Premium / (Discount)	$0.50	$1.42	$1.30	$0.95	$0.29
% Premium / (Discount)	6.0%	16.8%	14.9%	10.4%	3.1%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$1,112.87	$929.83	$788.87	$725.54	$632.97
CLO Debt	106.24	135.18	171.65	172.50	141.14
Loan Accumulation Facilities	30.96	12.32	14.29	19.64	21.46
Regulatory Capital Relief Securities	44.30	36.51	37.15	38.20	38.42
Other Non CLO Assets	108.68	100.54	56.60	36.98	36.74
Cash and Restricted Cash	42.22	23.82	85.93	63.86	46.45
Receivables and Other Assets	60.17	44.33	56.63	38.57	37.31
Liabilities					
Notes	(271.96)	(162.49)	(159.88)	(158.73)	(157.71)
Term Preferred Stock	(111.75)	(109.50)	(100.99)	(98.96)	(46.94)
Payables and Other Liabilities	(59.89)	(30.01)	(47.88)	(22.45)	(14.07)
Temporary Equity					
Preferred Stock	(124.97)	(86.98)	(47.24)	(33.68)	(27.43)
Net Assets of Common Shares	$936.87	$893.55	$855.13	$781.47	$708.34
Weighted Avg of Common Shares for the period	110,213,981	102,954,201	91,075,195	80,809,544	74,207,027
Common Shares Outstanding at end of period	111,835,004	105,932,755	97,780,562	85,301,892	76,948,138

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q4 2024 results include non-recurring upfront expenses associated with offering of 7.75% Unsecured Notes due 2030. Q1 2024 results include non-recurring upfront expenses associated with the offering of 8.00% Series F Term Preferred Stock.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See notes 3 and 5 on page 24.
6. Includes operational and administrative expenses, interest expense, distributions on the 6.75% Series D Perpetual Preferred Stock, distributions on 7.00% Series AA/AB Convertible Perpetual Preferred Stock (collectively with the 6.75% Series D Perpetual Preferred Stock, the "temporary equity"), as well as non-recurring expenses mentioned in note 3 above.
7. Distributions and amortization of offering costs on temporary equity was $0.01 per daily weighted average common share for each quarter from Q4 2023 through Q2 2024, and is not reflected above.

ECC SUPPLEMENTAL INFORMATION[1]

Distribution and Expense Coverage



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Total	$0.82	$0.70	$0.79	$0.66	$0.74
Cash Received in Excess	$0.14		$0.13		$0.03
Total Company Expenses	$0.20	$0.22	$0.18	$0.18	$0.23
Common Share Distributions	$0.48	$0.48	$0.48	$0.48	$0.48

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses and Distributions on Temporary Equity[4]

■ Common Share Regular and Supplemental Distributions Paid[5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 23.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 23.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$72.95	$55.17	$62.53	$45.24	$50.94
Distributions Received From Other Investments[3]	10.03	13.22	9.92	10.93	9.74
Total Portfolio Cash Distributions Received[3]	$82.98	$68.39	$72.45	$56.17	$60.68
Investment Income From CLO Equity	$37.27	$33.69	$31.13	$30.84	$30.39
Investment Income From CLO Debt	3.97	5.22	5.80	4.89	4.18
Investment Income From Loan Accumulation Facilities	1.25	2.62	1.37	1.26	1.20
Investment Income From Regulatory Capital Relief Securities	1.59	1.51	1.52	1.54	1.54
Investment Income from Other Assets	5.46	4.09	2.46	2.27	2.08
Total Gross Income	$49.54	$47.13	$42.28	$40.80	$39.39
Cash Flow Treated as Return of Capital	$36.39	$25.72	$28.46	$15.53	$21.35
Operational and Administrative Expense[4]	$2.10	$1.20	$1.17	$1.39	$1.20
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$72.02	$54.94	$61.47	$45.24	$50.05
Called CLO Equity Distributions[3]	0.93	0.23	1.06	0.00	0.89
Distributions Received From CLO Equity[2,3]	$72.95	$55.17	$62.53	$45.24	$50.94
Distributions Received From CLO Debt[3]	5.03	5.43	5.35	4.78	3.92
Distributions Received From Loan Accumulation Facilities[3]	0.12	3.74	0.75	2.55	2.56
Distributions Received From Regulatory Capital Relief Securities[3]	1.90	1.52	1.54	1.61	1.35
Distributions Received From Non CLO Assets[3]	2.98	2.53	2.28	1.99	1.91
Total Portfolio Cash Distributions Received[3]	$82.98	$68.39	$72.45	$56.17	$60.68
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.75	$0.66	$0.80	$0.70	$0.82
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.12	$0.23	$0.16	$0.29	$0.33
Weighted Avg of Common Shares for the period	110,213,981	102,954,201	91,075,195	80,809,544	74,207,027
Common Shares Outstanding at end of period	111,835,004	105,932,755	97,780,562	85,301,892	76,948,138

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, distributions on temporary equity, management fees, incentive fees and excise tax and excise tax refunds and non-recurring upfront expenses associated with the offerings.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details – Q4 2024



CLO Equity Holdings (as of December 31, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2024	Cash Received During Q4 2024	Income Accrued During Q3 2024	Return of Capital in Q4 2024	Q4 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Alcentra Shackleton 2019-XIV	2019		0.0	1.6	$164	$267	$183	$93	146%	7.13%	4.69%	1.13%	3.43%	2,853	86
AMMC CLO 30[2]	2024		1.0	4.0	$19	$0	$0	$0	NM	2.95%	5.81%	1.69%	3.69%	2,746	89
Anchorage Credit Funding 12	2020	RF Q4-24	0.4	0.8	$193	$383	$184	$203	209%	19.89%	2.28%	0.35%	4.13%	2,944	77
Anchorage Credit Funding 13	2021		0.0	1.6	$31	$68	$29	$40	232%	19.60%	3.19%	0.00%	4.13%	2,917	81
Apollo RR 23	2022		0.5	3.5	$120	$198	$142	$61	140%	3.63%	3.71%	1.77%	3.36%	2,878	69
Apollo RR 25	2023		1.2	4.3	$356	$627	$199	$364	315%	2.47%	4.22%	1.55%	3.32%	2,844	69
Ares XXXIV	2015	RF Q1-24	0.3	0.3	$244	$571	$318	$257	179%	5.81%	2.29%	1.32%	3.46%	2,989	83
Ares XXXIX[2]	2016		1.5	4.6	$114	$0	$0	$0	NM	4.86%	4.83%	1.42%	3.47%	2,868	82
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	1.3	$442	$1,032	$470	$562	220%	6.49%	4.64%	1.33%	3.47%	2,937	84
Ares XLIII	2017	RS Q2-21 / RS Q4-24	2.0	5.0	$499	$793	$406	$389	195%	7.58%	3.54%	1.36%	3.51%	2,904	84
Ares XLIV	2017		0.0	1.3	$171	$350	$177	$176	198%	6.49%	3.70%	1.35%	3.48%	2,934	85
Ares XLVII	2018		0.0	0.0	$42	$235	$46	$194	514%	12.86%	2.48%	1.25%	3.50%	3,449	59
Ares LI	2019	RS Q3-21 / RS Q4-24	1.8	4.9	$322	$456	$289	$167	158%	7.41%	3.82%	1.37%	3.53%	2,922	83
Ares LXI	2021	RS Q1-24	1.3	4.3	$109	$148	$115	$10	129%	6.26%	4.01%	1.54%	3.51%	2,974	82
Ares LVIII	2020	RS Q1-22	0.0	2.0	$144	$262	$156	$107	168%	5.92%	4.18%	1.33%	3.50%	2,935	84
Ares LXIII	2022		0.0	2.3	$161	$264	$73	$154	362%	6.18%	4.44%	1.33%	3.48%	2,924	82
Ares LXIV	2022	RS Q3-24	1.6	4.8	$570	$1,197	$526	$662	228%	3.55%	5.85%	1.36%	3.46%	2,848	81
Ares LXVI	2022		0.6	3.6	$283	$429	$154	$193	278%	5.99%	4.14%	1.70%	3.54%	2,950	81
Ares LXIX	2024		1.2	4.3	$522	$2,394	$586	$1,069	409%	4.74%	4.31%	1.51%	3.67%	2,951	80
Ares LXXII	2024		1.5	4.5	$1,172	$2,441	$776	$1,465	315%	4.30%	4.61%	1.39%	3.60%	2,860	78
Ares Loan Funding IV	2023		0.8	3.8	$63	$88	$71	$18	124%	5.48%	4.69%	1.76%	3.60%	2,965	79
Bain 2021-1	2021		0.0	1.3	$95	$314	$147	$174	214%	5.28%	2.45%	1.32%	3.43%	2,784	102
Bain 2021-7	2021		0.0	2.1	$142	$238	$177	$69	134%	5.73%	2.41%	1.41%	3.42%	2,828	99
Bardin Hill 2021-2	2021		0.0	1.8	$243	$243	$254	$7	96%	6.81%	5.89%	1.51%	3.76%	2,851	84
Barings 2018-1	2018		0.0	0.0	$0	$529	$12	$529	NM	7.48%	1.47%	1.21%	3.32%	2,956	73
Barings 2019-I	2019	RS Q2-21	0.0	1.3	$200	$495	$283	$218	175%	5.35%	3.67%	1.39%	3.27%	2,643	98
Barings 2019-II	2019	RS Q2-21 / RS Q4-24	1.9	4.9	$199	$1,028	$255	$725	402%	5.03%	3.23%	1.35%	3.28%	2,659	98
Barings 2020-I	2020	RS Q3-21 / RS Q4-24	2.0	5.0	$182	$239	$198	$46	120%	3.83%	4.53%	1.41%	3.36%	2,645	93
Barings 2021-I	2021		0.0	1.3	$466	$864	$569	$301	152%	6.57%	4.36%	1.28%	3.38%	2,727	91
Barings 2021-II	2021		0.0	1.5	$192	$409	$238	$178	172%	4.51%	4.05%	1.28%	3.36%	2,755	95
Barings 2021-III	2021		0.0	2.1	$20	$69	$29	$41	237%	4.90%	3.08%	1.41%	3.34%	2,700	92
Barings 2022-I	2022		0.0	2.3	$158	$310	$221	$98	140%	4.67%	3.39%	1.25%	3.41%	2,767	90
Barings 2022-II	2022	RS Q3-24	1.5	4.5	$308	$284	$311	$6	91%	3.80%	4.95%	1.38%	3.30%	2,744	89
Barings 2024-II[2]	2024		1.5	4.5	$306	$0	$265	$0	0%	0.99%	5.76%	1.44%	3.44%	2,659	88
Benefit Street Partners CLO XII[2]	2024		1.6	4.8	$86	$0	$0	$0	NM	5.17%	5.10%	1.37%	3.44%	2,790	83
Blackrock European CLO XV DAC[2]	2025		2.1	5.1	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Basswood Park	2021		0.0	1.3	$804	$1,157	$811	$358	143%	5.00%	4.22%	1.26%	3.43%	2,947	83
Blackstone Bear Mountain Park	2022	RS Q2-24	1.5	4.5	$773	$1,968	$694	$15	284%	3.40%	5.35%	1.41%	3.45%	2,846	81
Blackstone Belmont Park	2024		1.3	4.3	$418	$1,870	$456	$865	410%	1.31%	5.46%	1.51%	3.46%	2,710	79
Blackstone Bethpage Park	2021		0.0	1.8	$306	$513	$315	$203	163%	5.82%	4.17%	1.39%	3.43%	2,963	83
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$892	$0	$892	NM	9.30%	3.25%	1.25%	3.47%	3,198	56
Blackstone Clonkeen Park[2]	2024		1.2	4.2	$1,045	$0	$144	$0	NM	0.74%	5.15%	1.30%	3.91%	N/A	57
Blackstone Clover 2019-1	2019		0.0	2.3	$144	$132	$95	$39	139%	3.74%	4.73%	1.35%	3.39%	2,866	84
Blackstone Danby Park[2]	2022		1.8	4.8	$117	$0	$0	$0	NM	3.87%	4.74%	1.36%	3.42%	2,861	80
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$30	$215	$0	$215	NM	6.70%	3.27%	1.18%	3.46%	3,186	58
Blackstone Kings Park	2021		0.0	2.1	$173	$248	$176	$75	141%	7.04%	3.37%	1.39%	3.50%	2,997	80
Blackstone Lodi Park[2]	2024		1.6	4.6	$102	$0	$0	$0	NM	1.10%	4.47%	1.42%	3.41%	2,735	77
Blackstone Thompson Park	2021		0.0	1.3	$991	$1,988	$599	$1,230	332%	4.84%	6.02%	1.14%	3.43%	2,916	83
Blackstone Unity-Peace Park	2022		0.0	2.3	$953	$1,516	$989	$538	153%	4.81%	3.72%	1.43%	3.46%	2,919	82
Blackstone Wehle Park	2022		0.0	2.3	$134	$182	$105	$45	174%	4.86%	4.91%	1.32%	3.45%	2,931	82
Blackstone Wellman Park	2021	RS Q3-24	1.5	4.5	$352	$480	$341	$133	141%	4.03%	5.41%	1.35%	3.36%	2,864	82
Blackstone Whetstone Park	2021		0.0	2.1	$310	$524	$320	$210	164%	6.49%	3.27%	1.39%	3.46%	2,972	82
BBAM European CLO II	2021		0.0	1.5	$66	$86	$71	$18	121%	3.62%	5.08%	1.02%	3.93%	2,951	66
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	11.40%	-0.25%	1.47%	3.53%	3,464	N/A
BlueMountain 2018-1	2018		0.0	0.0	$17	$170	$17	$154	977%	9.43%	0.65%	1.39%	3.48%	3,065	82

1. The portfolio level data contained herein is derived from the Company's 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of December 31, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q4 2024 (Cont.)



CLO Equity Holdings (as of December 31, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2024	Cash Received During Q4 2024	Income Accrued During Q3 2024	Return of Capital in Q4 2024	Q4 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
BlueMountain XXIV	2019	RS Q1-21	0.0	1.3	$205	$267	$210	$62	127%	6.20%	5.01%	1.36%	3.45%	2,806	90
BlueMountain XXV	2019	RS Q2-21 / RS Q4-24	2.0	5.0	$180	$220	$194	$28	113%	6.27%	4.91%	1.36%	3.44%	2,769	90
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	$0	$578	-$3	-$169	NM	14.44%	0.75%	1.36%	3.81%	3,171	61
Brigade Battalion XVIII	2020	RS Q4-21	0.0	1.8	$259	$438	$274	$169	160%	6.09%	2.98%	1.46%	3.84%	2,858	84
Brigade Battalion XIX	2021		0.0	1.3	$193	$374	$206	$173	181%	5.79%	2.81%	1.33%	3.82%	2,945	84
Brigade Battalion XXIII	2022	RS Q3-24	1.8	4.8	$296	$500	$208	$299	241%	2.06%	5.21%	1.43%	3.72%	2,610	82
Carlyle CBAM 2019-9[2]	2019		1.3	4.3	$156	$0	$0	$0	NM	3.66%	5.61%	1.63%	3.42%	2,717	89
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$8	$184	$17	$169	1059%	10.40%	2.41%	1.42%	3.36%	2,986	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$0	$178	$0	$178	NM	12.55%	1.60%	1.44%	3.42%	3,365	65
Carlyle GMS 2018-4	2018	RS Q3-24	1.7	4.8	$236	$0	$126	$0	0%	4.65%	5.09%	1.37%	3.44%	2,769	95
Carlyle GMS 2019-4	2020	RS Q1-22	0.0	2.3	$168	$298	$218	$84	136%	6.09%	4.20%	1.33%	3.39%	2,714	97
Carlyle GMS 2021-1	2021	RS Q4-24	1.9	5.0	$298	$52	$311	$28	17%	4.76%	5.40%	1.38%	3.43%	2,693	97
Carlyle GMS 2021-4	2021		0.0	1.3	$212	$486	$262	$236	186%	4.82%	4.85%	1.39%	3.37%	2,702	95
Carlyle GMS 2021-7	2021		0.0	1.8	$195	$341	$247	$101	138%	5.32%	4.73%	1.42%	3.38%	2,707	96
Carlyle GMS 2022-1	2022		0.0	2.3	$140	$273	$186	$94	147%	6.49%	3.84%	1.32%	3.34%	2,593	95
Carlyle GMS 2023-3	2023		0.8	3.8	$141	$230	$189	$48	121%	4.90%	4.49%	1.77%	3.41%	2,730	92
Carlyle GMS 2024-1	2024		1.3	4.3	$269	$1,260	$283	$494	445%	3.39%	5.47%	1.53%	3.40%	2,766	91
Centerbridge Park Blue 2022-II[2]	2023		1.6	4.6	$209	$0	$0	$0	NM	4.43%	5.82%	1.43%	3.68%	2,690	75
CIFC 2013-II	2013		0.0	0.0	$6	$302	$28	$289	1096%	5.65%	1.94%	1.26%	3.20%	2,814	70
CIFC European Funding VI[2]	2024		1.2	4.3	$211	$0	$56	$0	NM	0.47%	5.66%	1.30%	4.02%	2,948	66
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$0	$317	$11	$279	NM	8.27%	2.95%	1.37%	3.32%	2,975	70
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.0	$15	$496	$36	$487	1372%	7.53%	2.24%	1.48%	3.30%	3,044	81
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	0.0	2.0	$78	$160	$93	$35	172%	4.82%	4.58%	1.44%	3.52%	2,884	97
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$118	$0	$118	NM	8.01%	5.73%	1.13%	3.22%	2,761	52
CIFC Funding 2019-III	2019	RS Q3-21 / RS Q4-24	2.0	5.0	$83	$134	$91	$42	147%	4.08%	5.86%	1.42%	3.44%	2,781	100
CIFC Funding 2019-IV	2019	RS Q3-21	0.0	1.8	$357	$580	$386	$199	150%	4.06%	5.59%	1.43%	3.44%	2,794	99
CIFC Funding 2019-V	2019		0.0	2.0	$467	$683	$413	$261	166%	4.27%	5.63%	1.41%	3.45%	2,768	100
CIFC Funding 2020-I	2020	RS Q3-21	0.0	1.5	$341	$448	$360	$13	124%	5.55%	5.82%	1.42%	3.43%	2,814	98
CIFC Funding 2020-II	2020		0.0	1.8	$179	$309	$181	$131	171%	4.97%	5.53%	1.43%	3.44%	2,837	97
CIFC Funding 2020-IV	2021	RS Q4-24	2.0	5.0	$265	$405	$266	$101	152%	4.25%	5.93%	1.31%	3.49%	2,793	97
CIFC Funding 2021-III	2021		0.0	1.5	$360	$625	$394	$229	158%	5.28%	5.60%	1.40%	3.49%	2,869	97
CIFC Funding 2021-VI	2021		0.0	1.8	$287	$542	$312	$243	174%	5.31%	5.00%	1.40%	3.54%	2,882	94
CIFC Funding 2022-I	2022		0.0	2.3	$366	$611	$406	$213	151%	4.79%	5.78%	1.32%	3.44%	2,839	94
CIFC Funding 2022-VI	2022	RS Q3-24	1.8	4.8	$406	$1,278	$259	$889	493%	1.50%	5.54%	1.37%	3.43%	2,747	89
CIFC Funding 2023-I	2023		0.8	3.8	$337	$454	$366	$99	124%	1.28%	5.81%	1.70%	3.50%	2,710	90
CIFC Funding 2023-II	2023		1.0	4.1	$124	$217	$105	$109	207%	2.22%	5.56%	1.75%	3.62%	2,754	85
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	0.0	$86	$214	$129	$89	167%	8.28%	3.35%	1.36%	3.50%	2,956	75
CSAM Madison Park XXII	2016	RS Q4-24	2.0	5.0	$101	$0	$142	$0	0%	8.70%	3.23%	1.53%	3.53%	3,023	73
CSAM Madison Park XXXIV	2019	RS Q1-20 / RS Q3-24	1.8	4.8	$243	$455	$241	$236	189%	5.91%	5.61%	1.39%	3.46%	2,915	77
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$220	$442	$180	$244	246%	10.87%	3.15%	1.25%	3.51%	3,023	63
CSAM Madison Park XLIV	2018	RF Q4-20 / RS Q2-24	1.5	4.5	$171	$421	$183	$218	230%	6.37%	4.61%	1.41%	3.50%	2,921	76
CSAM Madison Park XLVII	2020	RS Q1-24	1.3	4.3	$126	$303	$60	$231	504%	6.66%	4.89%	1.55%	3.50%	2,931	77
CSAM Madison Park LII	2021		0.0	2.1	$120	$213	$152	$63	140%	7.18%	3.23%	1.36%	3.47%	3,004	77
CSAM Madison Park LXII	2022		0.5	3.5	$96	$136	$122	$17	111%	8.90%	3.09%	1.85%	3.51%	3,014	72
CVC Cordatus Loan Fund XXXIII[2]	2024		1.5	4.5	$54	$0	$0	$0	NM	0.00%	5.09%	1.30%	3.95%	N/A	N/A
Eaton Vance 2015-1	2015		0.0	0.0	$0	$117	$0	$117	NM	13.23%	0.88%	1.38%	3.50%	3,222	63
Eaton Vance 2020-1	2020	RS Q3-24	1.6	4.8	$225	$481	$200	$276	240%	6.18%	5.89%	1.39%	3.35%	2,766	83
Eaton Vance 2020-2	2020	RS Q3-24	1.5	4.8	$365	$145	$307	$1	47%	5.43%	5.87%	1.38%	3.34%	2,709	82
Elmwood 3	2019		1.5	4.6	$168	$439	$117	$289	376%	5.17%	4.23%	1.39%	3.28%	2,700	87
Elmwood 14	2022	RS Q3-24	1.5	4.5	$216	$232	$223	$5	104%	4.34%	5.04%	1.39%	3.28%	2,703	87
Elmwood 17	2022		0.0	2.3	$174	$319	$194	$133	165%	4.85%	4.87%	1.32%	3.28%	2,710	88
Elmwood 21	2022		0.8	3.8	$80	$159	$90	$74	176%	4.00%	4.19%	1.65%	3.26%	2,665	87
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	0.3	$111	$0	$202	$0	0%	17.35%	-0.77%	1.98%	5.30%	3,641	45
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$183	$0	$183	NM	10.23%	1.41%	1.26%	3.52%	2,933	49
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	9.00%	-1.59%	1.31%	3.49%	2,924	54

1. The portfolio level data contained herein is derived from the Company's 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of December 31, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q4 2024 (Cont.)

CLO Equity Holdings (as of December 31, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2024	Cash Received During Q4 2024	Income Accrued During Q3 2024	Return of Capital in Q4 2024	Q4 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.0	$0	$0	$0	$0	NM	10.41%	-0.67%	1.35%	3.47%	2,936	56
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	1.3	$99	$528	$174	$362	304%	4.39%	2.28%	1.32%	3.25%	2,569	84
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	1.3	$130	$652	$204	$458	320%	4.41%	2.13%	1.41%	3.23%	2,540	83
First Eagle Wind River 2018-1	2018		0.0	0.0	$0	$397	$4	$397	NM	9.45%	2.81%	1.37%	3.43%	2,927	52
First Eagle Wind River 2019-2	2019	RS Q1-22	0.0	2.0	$233	$528	$357	$179	148%	4.88%	2.75%	1.35%	3.32%	2,597	83
First Eagle Wind River 2022-2	2022	RF Q2-24	0.5	2.6	$152	$458	$252	$208	182%	4.82%	1.29%	1.31%	3.31%	2,620	78
Generate 2	2015	RS Q3-24	1.7	4.7	$39	$32	$41	$0	78%	4.63%	4.80%	1.41%	3.50%	2,775	92
Generate 3	2016		1.0	4.1	$73	$132	$99	$35	133%	4.55%	4.14%	1.83%	3.49%	2,745	93
Generate 4	2016		1.6	4.6	$353	$327	$16	$230	NM	5.65%	5.13%	1.43%	3.49%	2,810	93
Generate 9	2021	RS Q4-24	2.1	5.1	$367	$680	$413	$279	165%	7.14%	4.67%	1.35%	3.49%	2,819	95
Generate 16[2]	2024		1.5	4.6	$147	$0	$162	$0	0%	2.56%	5.43%	1.55%	3.48%	2,669	91
Greywolf IV	2019		0.0	1.3	$98	$268	$140	$132	192%	7.54%	1.46%	1.49%	3.34%	2,928	73
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	13.66%	3.29%	1.39%	3.52%	3,346	55
HPS Aqueduct European 5-2020 M1 Note[2]	2020		0.0	1.3	$0	$0	$0	$0	NM	3.73%	5.79%	1.03%	3.91%	N/A	N/A
HPS Aqueduct European 5-2020 M2 Note[2]	2020		0.0	1.3	$0	$0	$0	$0	NM	3.73%	5.79%	1.03%	3.91%	N/A	N/A
Invesco 2022-2	2022		0.0	2.6	$446	$693	$227	$366	305%	6.78%	4.78%	1.45%	3.43%	2,841	86
Irradiant RAD 27[2]	2025		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
KKR 36	2021		0.0	1.8	$145	$340	$159	$187	214%	8.67%	3.57%	1.44%	3.57%	2,982	79
KKR 37	2021		0.0	2.1	$581	$716	$381	$360	188%	11.54%	2.62%	1.44%	3.54%	2,962	81
LCM 38	2022		0.7	3.8	$234	$355	$249	$111	143%	4.74%	3.58%	1.76%	3.69%	2,958	90
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
MJX Venture 41	2021	RF Q2-24	0.3	1.1	$93	$196	$103	$97	190%	5.51%	4.08%	1.33%	3.77%	2,597	102
Morgan Stanley Eaton Vance 2023-19	2023		0.4	3.6	$81	$137	$88	$46	155%	4.30%	5.10%	1.96%	3.32%	2,675	85
Morgan Stanley Eaton Vance 2023-20	2023		1.1	4.1	$149	$317	$159	$164	199%	3.29%	4.56%	1.74%	3.40%	2,721	79
Muzinich 1988 CLO 1	2022	RS Q4-24	1.8	4.8	$239	$440	$103	$320	427%	3.27%	5.63%	1.36%	3.40%	2,473	82
Muzinich 1988 CLO 2	2023		0.2	3.3	$57	$130	$80	$56	163%	0.80%	5.51%	2.32%	3.31%	2,318	82
Muzinich 1988 CLO 3	2023		0.8	3.8	$117	$168	$147	$26	114%	1.28%	5.51%	2.02%	3.34%	2,366	82
Muzinich 1988 CLO 4	2024		1.3	4.4	$230	$591	$253	$203	233%	0.00%	5.62%	1.65%	3.47%	2,352	78
Muzinich 1988 CLO 5[2]	2024		1.5	4.5	$209	$0	$257	$0	0%	0.00%	6.08%	1.55%	3.52%	2,280	78
NY Life Flatiron 21[2]	2021		1.8	4.8	$164	$0	$0	$0	NM	5.37%	5.02%	1.37%	3.25%	2,832	80
Octagon 26	2016	RS Q2-18	0.0	0.0	$0	$303	$0	$303	NM	8.65%	-0.15%	1.33%	3.51%	2,922	69
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$0	$314	$0	$314	NM	8.62%	-0.21%	1.36%	3.49%	2,908	69
Octagon 29	2016	RS Q2-24	1.5	4.6	$217	$762	$260	$394	293%	4.77%	5.19%	1.43%	3.46%	2,742	95
Octagon 37	2018		0.0	0.0	$0	$14	$0	$14	NM	9.07%	0.02%	1.32%	3.40%	2,902	69
Octagon 44	2019	RS Q3-21	0.0	1.8	$48	$515	$116	$410	445%	7.80%	1.14%	1.44%	3.45%	2,839	93
Octagon 45	2019		0.0	2.3	$377	$760	$451	$322	168%	7.35%	2.42%	1.34%	3.50%	2,865	94
Octagon 46	2020	RS Q3-21	0.0	1.5	$199	$422	$246	$182	171%	7.66%	1.70%	1.42%	3.48%	2,854	93
Octagon 48	2020	RS Q4-24	1.8	5.0	$244	$703	$246	$389	286%	4.43%	3.63%	1.37%	3.40%	2,700	93
Octagon 50	2020	RS Q4-21	0.0	2.0	$193	$381	$229	$157	167%	7.96%	2.74%	1.41%	3.49%	2,829	94
Octagon 51	2021		0.0	1.6	$461	$848	$519	$349	163%	7.70%	4.25%	1.41%	3.41%	2,842	92
Octagon 55	2021		0.0	1.6	$155	$341	$167	$178	205%	6.02%	4.02%	1.41%	3.51%	2,848	93
Octagon 58	2022		0.0	2.5	$378	$615	$424	$200	145%	7.05%	3.45%	1.45%	3.51%	2,872	94
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$45	$0	$45	NM	16.28%	0.94%	1.44%	3.43%	3,148	49
Onex OCP 2019-17	2019		1.6	4.6	$560	$210	$156	$0	NM	3.54%	4.80%	1.40%	3.37%	2,658	88
Onex OCP 2021-22	2021	RS Q4-24	1.8	4.8	$154	$244	$142	$108	172%	3.41%	5.01%	1.35%	3.35%	2,647	90
Onex OCP 2022-24[2]	2022		1.7	4.7	$59	$0	$0	$0	NM	2.68%	5.16%	1.38%	3.34%	2,600	88
Onex OCP 2023-26	2023		0.2	3.3	$54	$77	$30	$36	253%	2.92%	4.17%	1.96%	3.30%	2,617	90
Onex OCP 2023-30	2024		1.1	4.1	$172	$225	$169	$52	134%	1.46%	4.81%	1.76%	3.31%	2,569	88
Onex OCP Euro 2019-3	2019		0.0	0.6	$43	$89	$46	$43	193%	1.86%	4.88%	0.82%	3.95%	2,865	63
Onex OCP Euro 2022-6	2023		0.5	3.6	$35	$80	$37	$46	219%	3.25%	5.05%	1.70%	3.97%	2,952	N/A
Onex OCP Euro 2024-10[2]	2024		1.1	4.3	$172	$0	$83	$0	0%	1.23%	5.28%	1.32%	4.03%	N/A	65
ORIX Signal Peak 8[2]	2020		1.9	4.8	$216	$0	$0	$0	NM	3.83%	5.63%	1.41%	3.32%	2,712	87
Palmer Square CLO 2021-4	2021		0.0	1.8	$97	$161	$103	$61	156%	6.57%	5.23%	1.43%	3.31%	2,757	88
Prudential Dryden 53	2018		0.0	0.0	$0	$267	$0	$267	NM	10.02%	0.48%	1.38%	3.35%	2,745	95
Prudential Dryden 64	2018		0.0	0.0	$0	$217	$0	$217	NM	10.09%	-0.39%	1.23%	3.32%	2,929	86

1. The portfolio level data contained herein is derived from the Company's 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of December 31, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

Portfolio Details – Q4 2024 (Cont.)



CLO Equity Holdings (as of December 31, 2024)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2024	Cash Received During Q4 2024	Income Accrued During Q3 2024	Return of Capital in Q4 2024	Q4 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Prudential Dryden 68	2019	RS Q3-21	0.9	1.5	$103	$407	$135	$281	302%	8.57%	2.62%	1.10%	3.31%	2,579	101
Prudential Dryden 76	2019	RS Q3-24	1.7	4.8	$212	$366	$170	$203	215%	6.08%	5.22%	1.37%	3.27%	2,507	99
Prudential Dryden 78	2020		1.3	4.3	$552	$848	$381	$357	223%	6.07%	4.22%	1.54%	3.24%	2,502	99
Prudential Dryden 85	2020	RS Q3-21 / RS Q2-24	1.5	4.5	$258	$386	$297	$85	130%	7.22%	5.12%	1.38%	3.29%	2,536	100
Prudential Dryden 88 Euro	2021		0.0	1.1	$16	$25	$16	$8	154%	4.79%	5.07%	0.85%	4.10%	2,949	56
Prudential Dryden 90	2021		0.0	2.1	$366	$760	$468	$345	162%	7.40%	2.42%	1.39%	3.29%	2,623	99
Prudential Dryden 94	2022	RS Q3-24	1.7	4.8	$289	$440	$270	$89	163%	5.67%	5.49%	1.36%	3.26%	2,506	99
Prudential Dryden 109	2022		2.3	5.3	$637	$1,108	$568	$383	195%	7.19%	2.85%	1.38%	3.30%	2,594	100
Regatta VII	2016		0.0	1.5	$49	$439	$61	$163	722%	5.52%	2.22%	1.42%	3.41%	2,743	91
Regatta XII[2]	2019		1.8	4.8	$145	$0	$0	$0	NM	5.76%	5.07%	1.39%	3.42%	2,742	90
Regatta XX	2021		2.0	5.0	$219	$293	$249	$19	118%	4.93%	4.62%	1.42%	3.40%	2,703	90
Regatta XXI	2021	RS Q4-24	1.8	4.9	$207	$388	$223	$170	174%	5.91%	4.58%	1.39%	3.45%	2,716	90
Regatta XXII	2022	RF Q4-24	0.8	2.6	$113	$245	$102	$146	241%	4.34%	5.36%	1.25%	3.38%	2,677	89
Regatta XXIV	2021	RS Q4-24	2.1	5.1	$161	$241	$144	$101	NM	4.81%	4.01%	1.32%	3.38%	2,715	89
Regatta XVII[2]	2020		1.8	4.8	$196	$0	$0	$0	NM	4.66%	4.58%	1.38%	3.41%	2,687	90
Rockford Tower 2019-1	2019		0.0	1.2	$179	$484	$182	$312	266%	6.78%	3.86%	1.38%	3.48%	2,790	87
Rockford Tower 2021-3	2021	RS Q4-24	2.0	5.0	$318	$959	$312	$655	307%	6.90%	3.23%	1.42%	3.51%	2,860	86
Rockford Tower 2022-3	2023	RS Q3-24	1.6	4.6	$143	$128	$141	$0	91%	4.12%	4.69%	1.44%	3.46%	2,728	83
Rockford Tower 2023-1	2023		0.8	2.8	$164	$407	$183	$236	223%	2.38%	5.14%	1.90%	3.48%	2,660	79
Sculptor European CLO XII[2]	2025		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Steele Creek 2018-1	2018		0.0	0.0	$0	$239	$0	$239	NM	11.57%	-0.71%	1.27%	3.30%	3,043	58
Steele Creek 2019-1	2019	RF Q3-21	0.0	0.0	$0	$283	$6	$283	NM	9.31%	2.26%	1.45%	3.31%	2,714	70
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$335	$0	$335	NM	16.77%	-1.32%	1.47%	3.97%	3,214	59
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$21	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	23.58%	-4.39%	1.55%	4.26%	3,651	46
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2018-1	2018	Called Q1-24	0.0	0.0	$0	$130	$0	$236	NM	N/A	N/A	N/A	N/A	N/A	N/A
Cutwater 2015-I	2015	RS Q4-18 / Called Q3-24	0.0	0.0	$0	$21	$0	$91	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VII	2014	RF Q2-17 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon VIII	2015	RS Q3-18 / Called Q4-24	0.0	0.0	$0	$0	$0	$321	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon X	2017	Called Q2-24	0.0	0.0	$0	$46	$0	$25	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XI	2018	Called Q3-24	0.0	0.0	$0	$202	$0	$202	NM	N/A	N/A	N/A	N/A	N/A	N/A
Marathon XII	2018	RF Q3-20 / Called Q4-24	0.0	0.0	$0	$751	$0	$799	NM	N/A	N/A	N/A	N/A	N/A	N/A
NY Life Flatiron 17	2017	Called Q3-24	0.0	0.0	$0	$538	$58	$538	NM	N/A	N/A	N/A	N/A	N/A	N/A
OFSI BSL VIII	2017	RF Q1-21 / Called Q4-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 9	2018	RP Q3-20 / Called Q2-24	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.9	3.4	$37,273	$72,955	$33,687	$36,394		5.00%	4.51%	1.40%	3.49%	2,788	85
Positions no longer held as of December 31, 2024					$0	$0	$0	$0							
Total including positions no longer held as of December 31, 2024					$37,273	$72,955	$33,687	$36,394							

1. The portfolio level data contained herein is derived from the Company's 2024 Annual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of December 31, 2024, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which look-through data is not yet available.



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of December 31, 2024)	Effective Yield as of September 30, 2024	Effective Yield as of December 31, 2024	Change in Effective Yield
Alcentra Shackleton 2019-XIV	18.01%	17.01%	-1.00%
AMMC CLO 30[2]		17.03%	New
Anchorage Credit Funding 12	11.67%	13.27%	1.60%
Anchorage Credit Funding 13	11.27%	13.52%	2.25%
Apollo RR 23	14.46%	12.41%	-2.06%
Apollo RR 25	13.75%	12.61%	-1.14%
Ares XXXIV	21.95%	16.26%	-5.70%
Ares XXXIX[2]		16.27%	New
Ares XLI	13.88%	13.00%	-0.88%
Ares XLIII	10.90%	15.84%	4.94%
Ares XLIV	14.77%	13.73%	-1.04%
Ares XLVII	5.64%	6.11%	0.46%
Ares LI	14.57%	15.06%	0.49%
Ares LXI	16.25%	15.52%	-0.73%
Ares LXIII	18.12%	17.53%	-0.60%
Ares LXVI	16.63%	15.87%	-0.76%
Ares LXIX	23.24%	24.14%	0.91%
Ares LVIII	15.46%	14.37%	-1.09%
Ares LXIV	17.52%	16.59%	-0.93%
Ares LXXII	20.75%	21.06%	0.31%
Ares Loan Funding IV	16.65%	14.68%	-1.97%
Bain 2021-1	8.72%	5.27%	-3.45%
Bain 2021-7	17.10%	13.47%	-3.63%
Bardin Hill 2021-2	34.11%	32.41%	-1.70%
Barings 2018-1	0.00%	0.00%	
Barings 2019-I	13.45%	8.87%	-4.58%
Barings 2019-II	10.50%	8.40%	-2.09%
Barings 2020-I	30.78%	29.04%	-1.74%
Barings 2021-I	19.89%	15.29%	-4.60%
Barings 2021-II	15.47%	12.59%	-2.88%
Barings 2021-III	8.27%	5.35%	-2.93%
Barings 2022-I	17.01%	11.32%	-5.69%
Barings 2022-II	37.30%	35.65%	-1.65%
Barings 2024-II	19.90%	19.59%	-0.31%
Benefit Street Partners CLO XII[2]		16.29%	New
Blackrock European CLO XV DAC[2]		16.40%	New
Blackstone Basswood Park	17.29%	17.77%	0.49%
Blackstone Basswood Park M-1 Fee Note	1998.88%	1794.64%	-204.24%
Blackstone Basswood Park M-2 Fee Note	1998.88%	1794.63%	-204.25%
Blackstone Bear Mountain Park	27.25%	28.64%	1.39%
Blackstone Belmont Park	17.16%	17.15%	-0.01%
Blackstone Bethpage Park	15.14%	15.27%	0.13%
Blackstone Bristol Park	0.00%	0.00%	
Blackstone Clonkeen Park	17.69%	17.70%	0.01%
Blackstone Clover 2019-1	15.28%	15.65%	0.36%
Blackstone Danby Park[2]		14.44%	New
Blackstone Dewolf Park	0.00%	6.93%	6.93%
Blackstone Kings Park	24.97%	25.62%	0.65%
Blackstone Lodi Park[2]		14.08%	New
Blackstone Thompson Park	17.17%	17.27%	0.09%
Blackstone Unity-Peace Park	16.58%	16.38%	-0.20%
Blackstone Wellman Park	19.84%	17.20%	-2.64%
Blackstone Wellman Park M-1 Fee Note	36.29%	31.90%	-4.39%
Blackstone Wellman Park M-2 Fee Note	50.58%	14.28%	-36.30%

CLO Equity Holdings (as of December 31, 2024)	Effective Yield as of September 30, 2024	Effective Yield as of December 31, 2024	Change in Effective Yield
Blackstone Wehle Park	20.12%	19.82%	-0.30%
Blackstone Wehle Park M-2 Fee Note	102.36%	101.01%	-1.35%
Blackstone Whetstone Park	16.98%	17.19%	0.21%
BlueBay AM Euro II	27.94%	29.58%	1.64%
BlueMountain 2013-2	0.00%	0.00%	
BlueMountain 2018-I	14.54%	25.38%	10.84%
BlueMountain XXIV	23.15%	23.59%	0.44%
BlueMountain XXV	22.17%	20.50%	-1.67%
Brigade Battalion IX	0.00%	0.00%	
Brigade Battalion XVIII	25.96%	25.69%	-0.27%
Brigade Battalion XIX	19.21%	18.93%	-0.28%
Brigade Battalion XXIII	16.51%	14.52%	-1.99%
Carlyle CBAM 2019-9[2]		16.53%	New
Carlyle GMS 2014-5	0.00%	0.00%	
Carlyle GMS 2017-4	0.00%	0.00%	
Carlyle GMS 2018-4	16.77%	17.15%	0.39%
Carlyle GMS 2019-4	17.23%	13.77%	-3.46%
Carlyle GMS 2021-1	19.14%	17.57%	-1.58%
Carlyle GMS 2021-4	11.60%	9.51%	-2.09%
Carlyle GMS 2021-7	14.47%	11.19%	-3.28%
Carlyle GMS 2022-1	13.05%	9.88%	-3.17%
Carlyle GMS 2022-3	10.90%	7.88%	-3.03%
Carlyle GMS 2024-1	13.69%	11.82%	-1.87%
Centerbridge Park Blue 2022-II[2]		18.55%	New
CIFC European Funding VI	17.86%	19.10%	1.24%
CIFC Funding 2013-II	19.35%	23.14%	3.79%
CIFC Funding 2014	0.00%	0.00%	
CIFC Funding 2014-III	0.00%	0.00%	
CIFC Funding 2014-IV	11.05%	9.36%	-1.69%
CIFC Funding 2015-III	0.00%	0.00%	
CIFC Funding 2019-III	17.83%	16.54%	-1.29%
CIFC Funding 2019-IV	16.16%	15.13%	-1.03%
CIFC Funding 2019-V	18.11%	17.66%	-0.45%
CIFC Funding 2020-I	29.78%	28.55%	-1.23%
CIFC Funding 2020-II	19.49%	16.28%	-3.21%
CIFC Funding 2020-IV	20.57%	20.70%	0.13%
CIFC Funding 2021-III	16.28%	15.36%	-0.92%
CIFC Funding 2021-VI	14.52%	14.14%	-0.38%
CIFC Funding 2022-I	17.32%	15.83%	-1.49%
CIFC Funding 2022-VI	11.79%	24.77%	12.98%
CIFC Funding 2023-1	17.16%	16.21%	-0.95%
CIFC Funding 2023-2	13.68%	12.89%	-0.79%
CSAM Madison Park XXI	15.86%	9.94%	-5.91%
CSAM Madison Park XXII	18.22%	10.79%	-7.42%
CSAM Madison Park XXXIV	21.10%	16.84%	-4.26%
CSAM Madison Park XL	18.62%	24.32%	5.70%
CSAM Madison Park XLIV	18.90%	16.35%	-2.55%
CSAM Madison Park XLVII	15.63%	15.08%	-0.54%
CSAM Madison Park LXII	12.03%	9.09%	-2.93%
CSAM Madison Park LII	14.50%	10.77%	-3.73%
CVC Cordatus Loan Fund XXXIII[2]		17.70%	New
Eaton Vance 2015-1	0.00%	0.00%	
Eaton Vance 2020-1	17.58%	19.12%	1.53%
Eaton Vance 2020-2	16.98%	17.45%	0.47%

1. Source: Consolidated Schedule of Investments of the Company's 2024 Annual Report and quarterly unaudited financial statements.
2. Not held as of September 30, 2024.

30



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield (Cont.)

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of December 31, 2024)	Effective Yield as of September 30, 2024	Effective Yield as of December 31, 2024	Change in Effective Yield
Elmwood 3	12.43%	12.76%	0.33%
Elmwood 14	16.26%	15.25%	-1.01%
Elmwood 17	21.24%	19.95%	-1.29%
Elmwood 21	11.25%	10.49%	-0.76%
First Eagle Lake Shore MM I	7.76%	3.34%	-4.42%
First Eagle Wind River 2013-2	0.00%	0.00%	
First Eagle Wind River 2014-1	0.00%	0.00%	
First Eagle Wind River 2014-3	0.00%	0.00%	
First Eagle Wind River 2017-1	6.72%	1.96%	-4.76%
First Eagle Wind River 2017-3	5.61%	1.24%	-4.37%
First Eagle Wind River 2018-1	0.00%	0.00%	
First Eagle Wind River 2019-2	17.90%	10.56%	-7.33%
First Eagle Wind River 2022-2	17.47%	8.56%	-8.91%
Generate 2	17.97%	17.54%	-0.44%
Generate 3	14.03%	9.57%	-4.45%
Generate 4	16.58%	15.81%	-0.77%
Generate 9	20.93%	19.16%	-1.77%
Generate 16	15.61%	14.61%	-1.00%
Greywolf CLO IV	13.33%	9.42%	-3.91%
HarbourView VII	0.00%	0.00%	
HPS Aqueduct European 5-2020 M1 Note[2]		12.92%	New
HPS Aqueduct European 5-2020 M2 Note[2]		30.75%	New
Invesco 2022-2	19.59%	19.56%	-0.03%
Invesco 2022-2 Y Note	2.49%	6.01%	3.53%
Irradiant RAD 27[2]		17.70%	New
KKR 36	15.24%	13.36%	-1.88%
KKR 37	17.29%	14.50%	-2.80%
LCM 38	23.31%	22.77%	-0.54%
Marathon VI	0.00%	0.00%	
MJX Venture 41	18.61%	18.06%	-0.54%
Morgan Stanley Eaton Vance 2023-19	13.64%	13.24%	-0.40%
Morgan Stanley Eaton Vance 2023-20	13.29%	13.42%	0.13%
Muzinich 1988 CLO 1	6.75%	27.42%	20.67%
Muzinich 1988 CLO 2	4.33%	3.05%	-1.27%
Muzinich 1988 CLO 3	8.64%	6.70%	-1.94%
Muzinich 1988 CLO 4	14.22%	13.82%	-0.41%
Muzinich 1988 CLO 5	15.67%	13.88%	-1.80%
NY Life Flatiron 21[2]		14.55%	New
Octagon 26	0.00%	0.00%	
Octagon 27	0.00%	0.00%	
Octagon 29	12.22%	9.76%	-2.45%
Octagon 37	0.00%	0.00%	
Octagon 44	5.38%	1.96%	-3.42%
Octagon 45	18.05%	15.40%	-2.65%
Octagon 46	23.41%	19.06%	-4.35%
Octagon 48	13.83%	14.42%	0.59%
Octagon 50	20.17%	17.10%	-3.07%
Octagon 51	16.69%	15.39%	-1.30%
Octagon 55	11.36%	11.04%	-0.32%
Octagon 58	17.74%	16.06%	-1.67%
Octagon XIV	0.00%	0.00%	
Onex OCP 2019-17	14.49%	14.52%	0.03%
Onex OCP 2021-22	12.30%	14.24%	1.94%
Onex OCP 2022-24[2]		14.03%	New

CLO Equity Holdings (as of December 31, 2024)	Effective Yield as of September 30, 2024	Effective Yield as of December 31, 2024	Change in Effective Yield
Onex OCP 2023-26	10.33%	9.46%	-0.87%
Onex OCP 2023-30	12.36%	10.46%	-1.90%
Onex OCP Euro 2019-3	21.21%	21.51%	0.29%
Onex OCP Euro 2022-6	14.23%	14.76%	0.53%
Onex OCP Euro 2024-10	17.56%	16.71%	-0.84%
ORIX Signal Peak 8[2]		18.26%	New
Palmer Square CLO 2021-4	17.00%	16.78%	-0.22%
Prudential Dryden 53	0.00%	0.00%	
Prudential Dryden 64	0.00%	0.00%	
Prudential Dryden 68	5.72%	4.52%	-1.19%
Prudential Dryden 76	19.98%	18.35%	-1.63%
Prudential Dryden 78	18.71%	17.71%	-1.00%
Prudential Dryden 85	15.76%	13.05%	-2.71%
Prudential Dryden 88 Euro	17.09%	16.60%	-0.48%
Prudential Dryden 90	15.46%	11.56%	-3.90%
Prudential Dryden 94	12.78%	10.03%	-2.75%
Prudential Dryden 109	18.30%	14.94%	-3.36%
Regatta VII	4.55%	1.97%	-2.58%
Regatta VII R1A Fee Note	52.85%	53.25%	0.40%
Regatta VII R2 Fee Note	102.35%	103.04%	0.69%
Regatta XII[2]		15.01%	New
Regatta XII R1A Fee Note[2]		38.23%	New
Regatta XII R2 Fee Note[2]		38.23%	New
Regatta XVII[2]		16.47%	New
Regatta XX	13.93%	12.27%	-1.65%
Regatta XXI	14.96%	14.40%	-0.56%
Regatta XXII	20.71%	26.75%	6.04%
Regatta XXIV	16.41%	20.31%	3.90%
Rockford Tower 2019-1	10.55%	11.73%	1.18%
Rockford Tower 2021-3	6.56%	14.69%	8.12%
Rockford Tower 2022-3	43.08%	40.70%	-2.38%
Rockford Tower 2023-1	11.57%	11.37%	-0.20%
Sculptor European CLO XII[2]		19.40%	New
Steele Creek CLO 2018-1	0.00%	0.00%	
Steele Creek CLO 2019-1	0.00%	0.00%	
Zais 3	0.00%	0.00%	
Zais 5	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	0.00%	
Weighted Average	**14.78%**	**14.61%**	
Called CLO Equity Holdings[3]			
ALM VIII Preferred Shares	0.00%	0.00%	
Carlyle GMS 2018-1	0.00%	0.00%	
Cutwater 2015-I	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon VIII	0.00%	0.00%	
Marathon XII	0.00%	0.00%	
Marathon X	0.00%	0.00%	
Marathon XI	0.00%	0.00%	
NY Life Flatiron 17	0.00%	0.00%	
OFSI BSL VIII	0.00%	0.00%	
Zais 9	0.00%	0.00%	
Weighted Average	**14.56%[4]**	**14.59%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's 2024 Annual Report and quarterly unaudited financial statements.
2. Not held as of September 30, 2024.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of September 30, 2024 (inclusive of securities sold during Q4 2024 and not reflected in this schedule) was 14.56%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2024 is 14.07%.

31

Portfolio Investments and Underlying Portfolio Characteristics



As of December 31, 2024, ECC's portfolio was invested across 238 CLO investments

Summary of ECC's Portfolio of Investments and Cash[1]



CLO Equity 78.8%
CLO Debt 7.5%
Loan Accumulation Facilities 2.2%
Regulatory Capital Relief 3.1%
Other 8.0%
Cash 0.4%

Summary of Underlying Portfolio Characteristics[2]

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Number of Unique Underlying Loan Obligors	1,895	1,792	1,780	1,793	1,796
Largest Exposure to an Individual Obligor	0.54%	0.58%	0.64%	0.69%	0.76%
Average Individual Loan Obligor Exposure	0.05%	0.06%	0.06%	0.06%	0.06%
Top 10 Loan Obligors Exposure	4.77%	5.11%	5.02%	5.18%	5.39%
Currency: USD Exposure	92.19%	99.47%	99.42%	99.63%	99.62%
Aggregate Indirect Exposure to Senior Secured Loans[3]	95.86%	96.24%	95.66%	97.36%	95.44%
Weighted Average Junior Overcollateralization (OC) Cushion	4.51%	4.31%	4.20%	4.09%	4.28%
Weighted Average Market Value of Loan Collateral	97.72%	97.09%	96.83%	96.96%	96.54%
Weighted Average Stated Loan Spread	3.49%	3.54%	3.63%	3.74%	3.79%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.7 years	4.6 years	4.6 years	4.5 years	4.4 years
Weighted Average Remaining CLO Reinvestment Period	3.4 years	3.0 years	2.7 years	2.5 years	2.4 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of December 31, 2024. Excludes restricted cash.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of December 31, 2024, ECC has exposure to 1,895 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Ineos	0.5%	Technology: Software & Services	11.6%
Transdigm	0.5%	Health Care Providers & Services	5.4%
Virgin Media	0.5%	Hotels, Restaurants & Leisure	5.0%
Asurion	0.5%	Media	4.7%
Mcafee	0.5%	Diversified Financial Services	4.7%
Calpine Construction	0.5%	Professional Services	4.4%
Tibco Software	0.5%	Commercial Services & Supplies	4.2%
Belron Finance	0.4%	Chemicals	3.5%
BMC Software	0.4%	Diversified Telecommunication Services	3.3%
Howden	0.4%	Insurance	3.3%
Total	**4.8%**	**Total**	**50.1%**

Note: Amounts shown are rounded, and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of December 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 31, 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2024, and this data may not be representative of current or future holdings.

2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.



Maturity Distribution of Underlying Obligors

Prior to 2027, only 3.7% of ECC's underlying loan portfolio matures

% of Fund Exposure

Underlying Loan Maturity	% of Fund Exposure
2025	0.8%
2026	2.9%
2027	8.3%
2028	31.6%
2029	15.9%
2030	12.1%
2031	27.6%
2032+	0.8%

The information presented herein is on a look-through basis to the CLO equity held by the Company as of December 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2024 and this data may not be representative of current or future holdings. .

SELECTED MARKET DATA





SELECTED MARKET DATA

Credit Fundamentals





Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]





Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of September 30, 2024.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA U.S. Leveraged Loan Index. As of September 30, 2024, this included approximately $186 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals



Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Bar chart — Revenue Growth % (YoY):

2Q12	9.1%
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%
3Q18	11.0%
4Q18	9.3%
1Q19	6.1%
2Q19	4.5%
3Q19	5.7%
4Q19	4.2%
1Q20	0.9%
2Q20	(13.1%)
3Q20	(2.6%)
4Q20	2.7%
1Q21	12.5%
2Q21	27.2%
3Q21	18.0%
4Q21	16.7%
1Q22	18.2%
2Q22	15.4%
3Q22	15.1%
4Q22	11.7%
1Q23	6.9%
2Q23	4.3%
3Q23	2.4%
4Q23	3.0%
1Q24	3.9%
2Q24	2.2%
3Q24	4.1%

Legend: ■ Revenue Growth % (YoY)

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Bar chart — EBITDA Growth % (YoY):

2Q12	12.2%
3Q12	9.3%
4Q12	8.3%
1Q13	6.8%
2Q13	6.1%
3Q13	6.8%
4Q13	8.8%
1Q14	7.1%
2Q14	8.8%
3Q14	9.5%
4Q14	10.2%
1Q15	5.8%
2Q15	7.1%
3Q15	6.2%
4Q15	7.0%
1Q16	7.1%
2Q16	5.8%
3Q16	4.3%
4Q16	5.2%
1Q17	(1.3%)
2Q17	4.7%
3Q17	5.8%
4Q17	4.7%
1Q18	9.3%
2Q18	12.1%
3Q18	13.3%
4Q18	9.5%
1Q19	2.7%
2Q19	1.7%
3Q19	2.5%
4Q19	0.0%
1Q20	(9.5%)
2Q20	(22.7%)
3Q20	(1.5%)
4Q20	4.9%
1Q21	15.7%
2Q21	20.9%
3Q21	13.1%
4Q21	7.8%
1Q22	15.0%
2Q22	11.2%
3Q22	14.0%
4Q22	4.8%
1Q23	5.5%
2Q23	2.4%
3Q23	1.8%
4Q23	3.1%
1Q24	3.2%
2Q24	3.8%
3Q24	4.6%

Legend: ■ EBITDA Growth % (YoY)

Source: Pitchbook LCD. As of September 30, 2024.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA U.S. Leveraged Loan Index. As of September 30, 2024, this included approximately $186 billion of outstanding loans.

SELECTED MARKET DATA

Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Trenches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.5
2012	$70.5	$35.4	$106.0
2013	$36.6	$42.7	$79.4
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$89.9
2017	$42.1	$26.2	$68.4
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
2023	$40.5	$159.9	$200.4
2024	$57.5	$144.5	$202.0

(y-axis: ($Billions); x-axis: Year)

There was over $165 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of December 31, 2024.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510